EXHIBIT 5(a)
FOR FURTHER INFORMATION:
At the Company:
John P. Walker
President
972/406-7108

Michele Girard
General Information
972/406-7166

FOR IMMEDIATE RELEASE
July 2, 1999

                        SPORT SUPPLY GROUP, INC.
                FILES LAWSUIT REGARDING MACGREGOR LICENSE

DALLAS, Friday, July 2, 1999-Sport Supply Group, Inc. (NYSE: GYM) ("SSG") announced today that it has filed a lawsuit for declaratory relief in the United States District Court for the Northern District of Texas against MacMark Corporation ("MacMark") and Equilink Licensing Corp., both of which SSG believes are controlled by Riddell Sports, Inc.

The lawsuit arises out of a notice delivered by MacMark purportedly terminating SSG's rights under its license to use the MacGregor trademark. The license is perpetual and royalty free subject to certain limited termination rights. MacMark stated in its notice that it considers there to be continuing and material breaches of the License Agreement and that such breaches are incurable, all of which SSG disputes. Because SSG has converted a substantial portion of its products to the MacGregor brand, termination of the License Agreement could have at least a short term material adverse effect on SSG's results of operations.
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John Walker, SSG's President, stated that "We believe MacMark has no reasonable basis to terminate this License Agreement. Several years ago MacMark received more than $1 million in exchange for this royalty-free license. Now that SSG has built up the value of this trademark, we believe MacMark is questioning the wisdom of its prior sale and wants to retrade the current license for a license with a limited duration that pays a royalty. We intend to vigorously protect our rights under the License Agreement and pursue any other rights we may have against any and all parties, including SSG's right to prevent any tortious interference with our business relationships."

Sport Supply Group is the leading direct marketer of sporting goods equipment to the institutional market place. The Company's products and proprietary brands are used by professional and amateur athletes in schools, colleges, universities, governmental agencies, camps and youth organizations across the country.

This news release, other than the historical information, consists of forward looking statements that involve risks and uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission, including the Company's Reports on Form 10-K and Form 10-Q. Actual results may vary materially.